UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 22, 2024
Here Collection, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Brickell Avenue Suite #715 PMB 363 Miami, FL 33131
(Full mailing address of principal executive offices)
786-708-8097
(Issuer’s telephone number)
here.co
(Issuer’s website)

Series 1, a series of Here Collection, LLC., Series 2, a series of Here Collection, LLC., Series 3, a series of Here Collection, LLC., Series 4, a series of Here Collection, LLC., Series 6, a series of Here Collection, LLC., Series 7, a series of Here Collection, LLC., Series 8, a series of Here Collection, LLC., Series 9, a series of Here Collection, LLC., Series 11, a series of Here Collection, LLC., Series 13, a series of Here Collection, LLC., Series 14, a series of Here Collection, LLC., Series 16, a series of Here Collection, LLC, Series 17, a series of Here Collection, LLC., Series 18, a series of Here Collection LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed, on January 3, 2024, Here Investments Inc., the managing member (the “Managing Member”) of Here Collection LLC (“Here”), determined to shut down the Here fractional investment platform. The Managing Member has liquidated each series property and is in the process of returning the net proceeds to the applicable investors in each series.  The proceeds are net of the repayment of the mortgage on each series property and other expenses including payment of deferred fees and advances,  deferred asset management fees, property management fees, and loans made to each series by the Managing Member.

Here investor shares are currently held in brokerage accounts with Templum Markets LLC (“Templum”) and Templum has a clearing relationship with DriveWealth, LLC (“Drivewealth”) whereby DriveWealth, LLC custodies all cash and shares for customers of Templum.

The Managing Member has transferred the net proceeds in connection with the liquidation via Templum to Drivewealth for distribution to the Here investors. Here has provided Templum with: (i) a distribution file identifying payments to be made to Here investors; (ii) statements from Here’s transfer agent identifying Drivewealth as the shareholder of record for the benefit of Here investors; (iii) detailed disclosures regarding the proceeds from the sale of each property owned by a Here series and itemized expenses for each property; and (iv) an instruction that Templum instruct Drivewealth to distribute the net proceeds to Here investors in accordance with the distribution file. However, Templum has informed the Managing Member that Templum refuses to provide Drivewealth with the necessary instructions for Drivewealth to distribute the net proceeds to Here investors.  The Managing Member is pursuing a number of avenues to have the net proceeds distributed to the Here investors and will update investors upon further developments.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Here Investments, Inc. (the “Managing Member”). When used herein, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect the Managing Member’s current views with respect to future events and are subject to risks and uncertainties that could cause Here’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Here does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Selected Risks” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on July 22, 2024.

Here Collection LLC

By:	Here Investments Inc., its managing member

By:	/s/ Corey Ashton Walters
Name: Corey Ashton Walters
Title: Chief Executive Officer